Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hylio, Inc.
1020 Agnes Road
Richmond, TX 77469
https://www.hyl.io

Up to $1,069,995.50 in Common Stock at $3.50
Minimum Target Amount: $9,999.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hylio, Inc.
Address: 1020 Agnes Road, Richmond, TX 77469
State of Incorporation: TX
Date Incorporated: January 08, 2015

Terms:

Equity

Offering Minimum: $9,999.50 | 2,857 shares of Common Stock
Offering Maximum: $1,069,995.50 | 305,713 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.50
Minimum Investment Amount (per investor): $199.50

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 72 hours and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive an additional 5% bonus shares.

Investment Incentives and Bonuses*

Amount-Based:

$500+

T-Shirt

$1,000+

T-Shirt and Hat

$2,500+

T Shirt & Hat + Access to a Hylio Investor Community Slack Channel; 5% bonus shares

$10,00+

T-Shirt & Hat + Access to a Hylio Investor Community Slack Channel; 10% bonus shares

$75,000+

T-Shirt & Hat + Access to a Hylio Investor Community Slack Channel; 15% bonus shares;15% discount on purchase of Hylio UAS kit OR dinner with a Founder (with travel expenses paid up to a limit of $1,500.00)

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

LEVELS Network, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $3.50 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $385. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Hylio develops and offers innovative drone systems that completely automate precision agriculture processes. Using Hylio's technology, farmers/producers can now apply crop treatments directly to problem areas, allowing them to increase yields by addressing pests and deficiencies with more accuracy and efficacy. Hylio focuses on offering a seamless combination of hardware, software, and services in order to deliver a turn-key precision agriculture tool to its customers. Based in Texas, Hylio is proudly American owned and operated. Hylio's goal is to create a world where farming is incredibly productive, always sustainable, and completely automated.

Competitors and Industry

The spray UAS industry is very new with only a handful of players at the moment. There are foreign companies that offer cheaper, but less effective platforms (DJI and XAG). There are a handful of American companies that resell and/or utilize these foreign platforms for their businesses (Rantizo, Empire Drone) that are ultimately limited by the service and innovation rate of their foreign equipment providers. There are a few companies that design part of their platform in-house (Guardian Ag and Pyka) but they have not commercialized yet and are targetting a service model.

We believe Hylio is unique in some significant ways: we are a manufacturer, not a reseller, and we are directly selling turn-key solutions to customers versus offering services; we develop all of our software in-house (other companies use open-source or 3rd party software for control and mission planning); and we already have over $2M in lifetime sales and expect to continue growing rapidly in the coming years.

Current Stage and Roadmap

Hylio is post-revenue with commercialized products that have generated significant financial traction (over $1M in 2020). Funds raised at this stage will be used to dramatically increase sales using various marketing strategies. Additionally, funds will be utilized to continue to create powerful technological IP such as artificial intelligence-based navigation and crop analysis, automatic charging and refilling equipment, and other tools that will further improve worldwide access to autonomous, precision agriculture technology.

The Team

Officers and Directors

Name: Arthur Erickson

Arthur Erickson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer and Director
  Dates of Service: January 08, 2015 - Present
  Responsibilities: executive strategy, high-level management, product design; Equity: 19.2435% common stock, Arthur currently does not receive cash salary from Hylio

- **Position:** President
  Dates of Service: January 08, 2015 - Present
  Responsibilities: Management

Name: Nikhil Dixit

Nikhil Dixit's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer/Co-Founder, Director
  Dates of Service: January 08, 2015 - Present
  Responsibilities: Technological strategy, product design, managing developer and engineers; equity = 19.2435% common stock, Nikhil currently does not receive cash salary from Hylio

Other business experience in the past three years:

- **Employer:** NVIDIA
  Title: SM Architect
  Dates of Service: June 21, 2017 - Present
  Responsibilities: Design streaming multi processors.

Name: Nicholas Nawratil

Nicholas Nawratil's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer, Director
  Dates of Service: October 30, 2017 - Present
  Responsibilities: Scaling, management of production, management of personnel, administrative tasks, legal compliance. Equity: 10% options, 8.5625% common stock; salary is currently $1,500.00 USD per month.

Name: Mike Oda

Mike Oda's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer, Director
  Dates of Service: January 08, 2015 - Present
  Responsibilities: Financial management, accounting, financial strategy, sales and marketing strategy; equity = 19.2435% common stock; Mike currently does not receive cash salary from Hylio

- **Position:** Secretary
  Dates of Service: January 08, 2015 - Present
  Responsibilities: Administrative tasks, legal documents

Other business experience in the past three years:

- **Employer:** Pacific Arc

Title: President
Dates of Service: August 15, 2017 - Present
Responsibilities: Management

Other business experience in the past three years:

- **Employer:** PrimeTime Dining
  Title: President
  Dates of Service: August 15, 2017 - Present
  Responsibilities: Management

Other business experience in the past three years:

- **Employer:** Riverbend RV Park
  Title: President
  Dates of Service: August 15, 2017 - Present
  Responsibilities: Management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be

no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock equity that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products

developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the

Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

In the United States the use of our UAS for their intended use is regulated by the FAA, EPA, and possibly other regulatory bodies on the Federal, State, and Local levels depending on the operation. U.S. regulations that pertain to UAS, including crop-spraying UAS, are prone to change.
We inform all of our clients of the existence and necessity of these regulations; ultimately the customers are responsible for ensuring that their use of our products is in accordance with all applicable laws and regulations. The use of our UAS products, and UAS in general, may become more or less regulated in the future; it is difficult to predict what the regulatory agencies will decide to do. The existence of the current regulations, or future regulations, may pose a barrier to the expansion of our sales within the United States. This barrier to the expansion of our sales may cause the value of your investment to decline.

Use and sale of our products outside of the United States may be affected by various laws and regulations. These include import/export laws and regulations.
Most countries have their own equivalents to the FAA and EPA that may impose laws

and regulations on the use and sale of our products within their country. Navigating these regulations in order to conduct business outside of the U.S. may cause Hylio to incur additional expenses that affect its income and/or profitability. These financial factors may cause your investment to lose value. Additionally, Hyio is required to comply with all applicable domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Arthur Erickson	1,924,350	Common Stock	19.2435
Nikhil Dixit	1,924,350	Common Stock	19.2435
Mike Oda	1,924,349	Common Stock	19.2435
Nick Nawratil	1,924,349	Common Stock	19.2435

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 305,713 of Common Stock.

Common Stock

The amount of security authorized is 10,366,856 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 500,000 of shares to be issued pursant to stock options, reserved but unissued.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $241,414.14
  Number of Securities Sold: 702,602
  Use of proceeds: General expansion of company, increased production and revenue generation
  Date: May 20, 2019
  Offering exemption relied upon: Rule 501(a) Regulation D

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-

looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for the 2019 Fiscal Year was $254,038.00. This revenue was primarily generated from Hylio's offering of spraying services in Latin America. Hylio began selling its UAS products (in the USA and abroad) in Q4 of 2019.

Revenue for the 2020 Fiscal Year was primarily generated from the sale of UAS products. The revenue increase between 2020 and 2019 was approximately 400%. In 2020, Hylio sold UAS products to a variety of customers, including government entities, large corporations, agribusinesses, individual farms, and distributors/resellers. In 2020, Hylio generated a relatively small amount of revenue from spraying services.

Cost of Sales

Hylio's Cost of Sales in 2019 was approximately 37%; in this year, Hylio's primary costs were costs associated with operating of spraying services.

Hylio's Cost of Sales in 2020 was approximately 55%; in this year, Hylio's primary costs were Cost of Good Sold associated with the sale of UAS products.

Gross Margins

Hylio's targeted gross margins in 2020 were approximately 55% when selling direct to the consumer and approximately 40% when selling to dealers/resellers. Hylio's Gross Profit in 2020 was $468,990.00.

Expenses

Hylio's Company Expenses consist of sales and marketing expenses as well as compensation to employees/contractors.

The approximately $100,000.00 increase in operating expenses from 2019 to 2020 arose from increased Sales, Marketing, and General Administrative costs associated with Hylio's growth and expansion.

Historical results and cash flows:

Hylio's historical financial results display rapid revenue growth year over year. Hylio is confident that similarly strong revenue growth trends will continue in the future.

In its earlier years, Hylio primarily utilized cash from loans, angel investors, founders in order to fund the infrastructure, marketing, and manpower needed for initial commercialization. In 2020, Hylio was able to access significant profits from sale of its UAS products to fund its expansion and growth. Going forward, Hylio will generate cash for growth by both selling equity and by selling its products and services. Hylio will be able to access increasingly large amounts of credit from lending institutions as its sales continue to grow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Revolving Line of Credit available from Allegiance Bank for $100K - outstanding balance of $70,000

Capital Farm Credit - outstanding balance of $36,939.89

Cash on Hand is ~$200,000.00 as of April 20 2021

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds of the StartEngine campaign are not critical to company operations.

Cash on Hand and Revolving LOC are strong to support and grow the current business for the foreseeable future.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds will be necessary for Hylio to accelerate growth at a rapid pace and will be required for expedited market proliferation but are not strictly necessary for the surivial/viability of the company in general.

If Hylio raises the maximum of $1.07M, then the raised funds will constitute 90% of the funds our company has.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Given our current average rate of sales and expenses, as referenced in our financial statements, Hylio will be able to operate indefinitely even if we only raise the minimum amount of $10,000.00.

How long will you be able to operate the company if you raise your maximum funding goal?

Hylio will be able to operate indefinitely, based on current sales and expenses figures (as referenced in our financial statements), regardless of whether or not we raise our maximum goal of $1.07M.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Hylio intends to raise a larger round (most likely Reg CF with $5M cap) on the StartEngine platform within the next 2 years.

Indebtedness

- **Creditor:** Allegiance Bank
  Amount Owed: $100,000.00
  Interest Rate: 5.25%
  The Company has a $100,000 line of credit with a commercial bank. The line of credit bears 5.25% interest. The line is personally guaranteed by a majority shareholder of the Company. Minimum monthly payments on the line are interest only. As of December 31, 2020, and 201 9, the Company had $70,000 and $45,248 outstanding on the line of credit.

- **Creditor:** Capital Farm Credit
  Amount Owed: $40,954.00
  Interest Rate: 8.0%

- **Creditor:** US Small Business Administration
  Amount Owed: $33,206.00
  Interest Rate: 3.75%
  Maturity Date: July 01, 2051
  Payments commence July 2021.

- **Creditor:** CREDIQ S.A. DE C.V.
  Amount Owed: $13,711.00
  Interest Rate: 10.95%
  Maturity Date: March 01, 2024
  Vehicle

- **Creditor:** Pacific Arc
  Amount Owed: $82,408.45
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Pacific Arc
  Names of 20% owners: Mike Oda
  Relationship to Company: Pacific Arc shares common ownership/officer with Hylio, Inc.
  Nature / amount of interest in the transaction: Pacific Arc is an entity with common ownership. Mike Oda, the CFO and Director of Hylio is the owner of Pacific Arc. Pacific Arc provided bridge loan / capital to Hylio between 2015 and 2019 for start up costs.
  Material Terms: Since inception, related parties have provided loans to the Company valued at $83,251 and $93,358 as of December 31, 2020 and 2019, respectively. Management does not intend to pay back the related party loan in the next year. Balance as of December 31 2020: $82,408.45 - 0% Interest - No Maturity Date.

Valuation

Pre-Money Valuation: $35,000,000.00

Valuation Details:

The company determined its valuation based on an analysis of multiple factors.

- Very strong financial traction when compared to peers in our industry. ~300% yoy growth since we began selling our products in 2019; on track for $3MM in revenue this year up from $1MM in 2020.

- We build cutting-edge, proprietary technology assets. Primarily our drone control software, AgroSol, which currently dominates the ag-space but also has cross-industry potential for defense, logistics, surveying, and more.

- Well established customer base and distribution network. We have customers/dealers in the US, Canada, and Central America.

- Strong, experienced team of engineers that is continuing to develop extremely valuable technology assets for the product line.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we only have one class of stock currently and have assumed all outstanding options are exercised. We currently do not have any convertible securities. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  50.0%
  Software development: Improving artificial intelligence tools for crop analysis and navigation of UAS; expanding features of AgroSol ground control software and AgroSol Cloud. Hardware development: Automated charging and filling of UAS to further automate the process.

- *Marketing*
  30.0%
  Hylio will expand its market reach, and subsequently its sales, by doing the following: generating exciting multimedia content, pushing digital advertising (YouTube, Google, social media, etc.), performing in-person demonstrations for large clients and large groups of clients, and attendance of trade shows.

- *Operations*
  10.0%
  Hylio intends to ramp up its in-house manufacturing capabilities. This will include optimization of our space as well as purchasing of more equipment such as CNC machines, 3d printers, etc.

- *Inventory*
  6.5%
  Hylio is already experiencing tremendous demand; we need to utilize a portion of the funds to stock inventory in order to keep up with the demand.

If we raise the over allotment amount of $1,069,995.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  18.5%
  Hylio will expand its market reach, and subsequently its sales, by doing the following: generating exciting multimedia content, pushing digital advertising (YouTube, Google, social media, etc.), performing in-person demonstrations for large clients and large groups of clients, and attendance of trade shows.

- *Research & Development*
  45.0%
  Software development: Improving artificial intelligence tools for crop analysis and navigation of UAS; expanding features of AgroSol ground control software and AgroSol Cloud. Hardware development: Automated charging and filling of UAS to further automate the process.

- *Inventory*
  15.0%
  Hylio is already experiencing tremendous demand; we need to utilize a portion of the funds to stock inventory in order to keep up with the demand.

- *Operations*
  18.0%
  Hylio intends to ramp up its in-house manufacturing capabilities. This will include optimization of our space as well as purchasing of more equipment such as CNC machines, 3d printers, etc.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.hyl.io (https://www.hyl.io/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hylio-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hylio, Inc.

[See attached]

HYLIO, INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Hylio, Inc.
Houston, Texas

We have reviewed the accompanying consolidated financial statements of Hylio, Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of income, consolidated statements of equity and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
March 19, 2021

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.ITAX (1829) • WWW.BELLEBS.COM

HYLIO, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 156,651	$ 50,034
Accounts receivable, net	13,981	49,334
Inventory	68,175	5,069
TOTAL CURRENT ASSETS	238,807	104,437
PROPERTY AND EQUIPMENT		
Property and equipment, net	139,083	174,329
OTHER ASSETS		
Intangible assets	219,968	89,041
	219,968	89,041
TOTAL ASSETS	$ 597,858	$ 367,807

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ 32,572	$ 6,837
Deferred revenue	75,000	-
Notes payable - current portion	16,712	12,073
Line of credit	70,000	45,248
TOTAL CURRENT LIABILITIES	194,284	64,158
LONG-TERM LIABILITIES		
Notes payable	71,159	55,669
Notes payable - related party	83,251	93,358
TOTAL LONG-TERM LIABILITIES	154,410	149,027
TOTAL LIABILITIES	348,694	213,185
SHAREHOLDERS' EQUITY		
Common stock, see note 7	950	950
Additional paid-in capital	480,660	470,660
Accumulated deficit	(232,446)	(316,988)
TOTAL SHAREHOLDERS' EQUITY	249,164	154,622
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 597,858	$ 367,807

See independent accountant's review report and accompanying notes to financial statements.

HYLIO, INC.
CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ 1,060,611	$ 254,038
COST OF GOODS SOLD	591,621	94,390
GROSS PROFIT	468,990	159,648
OPERATING EXPENSES		
Amortization and depreciation expense	31,266	23,292
General and administrative	158,801	68,589
Contractor expense	21,705	19,147
Product design	7,422	2,885
Professional fees	18,176	14,773
Salaries and wages	79,467	79,116
Sales and marketing	36,941	12,875
Supplies and materials	9,706	6,920
Travel expense	12,472	35,114
TOTAL OPERATING EXPENSES	375,956	262,711
NET OPERATING INCOME/(LOSS)	93,034	(103,063)
OTHER INCOME/(EXPENSES)		
Interest expense	(8,492)	(9,530)
Other income	-	18,284
TOTAL OTHER INCOME/(EXPENSES)	(8,492)	8,754
NET INCOME/(LOSS)	$ 84,542	$ (94,309)

See independent accountant's review report and accompanying notes to financial statements.

HYLIO, INC.
CONSOLIDATED STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Common Stock					
	Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2019	5,721,870	$ 572	$ 209,158	$ (222,679)	$ (12,949)
Issuance of common stock	3,778,130	378	261,502	-	$ 261,880
Net loss	-	-	-	(94,309)	$ (94,309)
ENDING BALANCE, DECEMBER 31, 2019	9,500,000	950	470,660	(316,988)	$ 154,622
Shareholder contribution	-	-	10,000	-	$ 10,000
Net income	-	-	-	84,542	$ 84,542
ENDING BALANCE, DECEMBER 31, 2020	**9,500,000**	**$ 950**	**$ 480,660**	**$ (232,446)**	**$ 249,164**

See independent accountant's review report and accompanying notes to financial statements.

HYLIO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income/(loss)	$ 84,542	$ (94,309)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation expense	31,266	23,292
(Increase) decrease in assets:		
Accounts receivable	35,353	(49,334)
Inventory	(63,106)	(5,069)
Increase (decrease) in liabilities:		
Deferred revenue	75,000	-
Accounts payable	25,735	(3,362)
CASH USED FOR OPERATING ACTIVITIES	188,790	(128,782)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(130,927)	(89,041)
Cash received from sale of fixed assets	3,980	-
Cash used for fixed assets	-	(107,279)
CASH USED FOR INVESTING ACTIVITIES	(126,947)	(196,320)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance/(repayment) on line of credit	24,752	(4,752)
Issuance of common stock	-	261,880
Capital contribution from shareholder	10,000	-
Issuance/(repayment) of note payable	20,129	67,742
Issuance/(repayment) of note payable - related party	(10,107)	14,406
CASH PROVIDED BY FINANCING ACTIVITIES	44,774	339,276
NET INCREASE IN CASH	106,617	14,174
CASH AT BEGINNING OF YEAR	50,034	35,860
CASH AT END OF YEAR	$ 156,651	$ 50,034
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 8,492	$ 9,530
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company

Hylio, Inc. (the "Company") was incorporated in the State of Texas on January 8, 2015. The Company specializes in the design, manufacture, and offering of UAS (unmanned aerial systems) for the automation of industrial tasks, primarily within the agricultural sector. Hylio's technology allows for autonomous, targeted treatment of problem areas on crops allowing producers to save time and money while improving their yields.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation and Consolidation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

The financial statements include the consolidated results of Hylio, Inc., Hylio – LA (dba S.D. Technology Inc.), and Falcon Group (dba Hylio S.V.). As a result, the commonly controlled entities are consolidated, with accounts being combined from the earliest period presented and intercompany balances and transactions eliminated.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020 and 2019, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, and 2019, the Company believed all amounts in accounts receivable are collectable.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2020 and 2019, the balance of inventory related to finished goods was $68,175 and $5,069, respectively.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of a website domain, proprietary software and the acquisition cost of the Latin America subsidiary. The Company evaluates intangible assets on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the impairment test. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit's asset with the carrying value of that asset. The amount, by which the carrying value of the asset exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of its intangible asset completed during the year resulted in no impairment losses.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Drone assets, furniture and office equipment are depreciated over five years, while motor vehicles are depreciated over seven years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

1. <u>Summary of Significant Accounting Policies (continued)</u>

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Texas.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

1. **Summary of Significant Accounting Policies (continued)**

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by drones and software. The Company's payments are generally collected upfront. For the years ending, December 31, 2020, and 2019 the Company had recognized sales of $1,060,611 and $254,038, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2020 and 2019:

Property and equipment at cost:	2020	2019
Drone equipment	$ 159,598	$ 166,231
Motor Vehicles	30,011	30,011
Furniture and office equipment	15,255	12,602
	204,864	208,844
Less: Accumulated depreciation	65,781	34,515
Total	$ 139,083	$ 174,329

4. **Notes Payable – Related Party**

Since inception, related parties have provided loans to the Company valued at $83,251 and $93,358 as of December 31, 2020 and 2019, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

5. **Line of Credit**

The Company has a $100,000 line of credit with a commercial bank. The line of credit bears 5.25% interest. The line is personally guaranteed by a majority shareholder of the Company. Minimum monthly payments on the line are interest only. As of December 31, 2020, and 2019, the Company had $70,000 and $45,248 outstanding on the line of credit.

6. Notes Payable

Debt consisted of the following at January 31, 2020:

Contract note payable; interest at 8% per annum, maturing in January 2024, monthly payment of $1,266, collateralized by fixed assets.	$ 40,954
Contract note payable/SBA EIDL Loan; interest at 3.75% per annum, maturing in July 2051, monthly payment of $151 (commencing in July 2021), uncollateralized	33,206
Contract note payable; interest at 10.95% per annum, maturing in March 2024, monthly payment of $422, collateralized by a company vehicle.	13,711
	$ 87,871
Less: Current portion of notes payable	16,712
Long term portion of notes payable	71,159

Maturity of the note payable is as follows:

December 31, 2021	$ 16,712
December 31, 2022	18,761
December 31, 2023	20,330
December 31, 2024	3,003
Thereafter	29,065
	$ 87,871

7. Equity

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.0001 par value per share. As of December 31, 2020, and 2019, 9,500,000 shares have been issued and are outstanding.

8. Subsequent Events

The Company has evaluated subsequent events through March 19, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Hylio, Inc.

Autonomous drones for precision agriculture



Website   Richmond, TX   AGRICULTURE

Hylio develops and offers innovative drone systems that completely automate precision agriculture processes. Using Hylio's technology, farmers/producers can now apply crop treatments directly to problem areas, allowing farmers to increase yields by addressing pests and deficiencies with more accuracy and efficacy.

$0.00 raised

0 Investors	$35M Valuation
$3.50 Price per Share	$199.50 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   Follow


SMART TECH
Full Autonomy
Data Driven
LESS CHEMICALS
High Precision
Minimal Drift
INCREASED YIELDS
Effective Treatment
Healthier Crops

PRECISION AGRICUTLURE

Hylio designs and offers Unmanned Aerial Systems (UAS) that automate precision crop treatment processes. Hylio's AgroDrones have already treated tens of thousands of acres across the globe and our customer base is rapidly growing. Our integrated hardware/software solution transforms the way that farmers are able to care for their crops.

Our goal is to create a world where farming is incredibly productive, always sustainable, and completely automated.

We are proudly American owned and operated.


AMERICAN MADE





THE PROBLEM

Food production must double by 2050 to meet the demand of the world's growing population

In order to prevent starvation on a global scale, we need to produce more, with less. Traditional farming methods simply cannot keep up with the rapidly increasing need for more food. (source)

This is a compounding problem; our growing population requires more land to live on, reducing the amount of land that can be used for food production. This means that we must become far more efficient with each acre that we farm.


2050
11 BILLION PEOPLE

Current Farming Methods Won't Cut It

Current crop care methods are dangerous, imprecise, and inefficient. These antiquated techniques and technologies must be replaced with smarter tools in order for us to sustainably produce enough food on fewer and fewer acres.



Spraying by Hand (with backpack sprayers)

- Prolonged, direct contact with chemicals poses health risks to operators
- Very slow
- Human error leads to imprecise treatments
- Rapidly decreasing labor force



Ground Based Machinery (self-propelled sprayers, tractors)

- Incapable of spot treatment
- Expensive to purchase and operate
- Trample crops
- Cause harmful soil compaction
- Can't be used effectively once crops have reached a certain height

Traditional Aerial Methods (Helicopters and Airplanes)

- Incapable of spot treatment
- High capital and maintenance costs
- Prone to pesticide drift
- Dangerous to operators
- Diminishing supply of pilots

THE SOLUTION

Autonomous AgroDrones that make precision agriculture easy and accessible

Unlike traditional methods, our platforms can intelligently identify and then specifically treat problem areas. Using Hylio's AgroDrones, producers can dramatically reduce waste while simultaneously improving yields.

CROP CARE TRANSFORMED



DIAGNOSE



Identify problem areas using data gathered from sensors

PRESCRIBE



Automatically convert data to an action plan using Hylio's AgroSol ground control software

TREAT



Just click "Takeoff" to deploy a fleet of autonomous drones to apply precision treatment.

THE MARKET

Capturing sizable portions of rapidly growing global markets


Agtech Market
$22B
by 2025
Agricultural Equipment Market
$139B
in 2018
$204B
market potential by 2025
Global Drone Market
$43B
by 2024

Hylio's triple market opportunity is estimated to be worth a total of $204B by 2025. The Agricultural Equipment market was valued at $139 Billion in 2018 and is expected to grow at a rate of 8.9% CAGR. The Agricultural Technology market is expected to reach $22B by 2025 and the Global Drone Market is anticipated to grow to $43 Billion by 2024.


Compound Annual Growth Rate
Drones
20%
Precision Agriculture
13.97%
Agricultural Equipment
8.9%

VC investment into ag-tech has grown 75% since 2014. Recent improvements in the market infrastructure and a growing recognition of food scarcity problems is driving capital to the sector.

OUR TRACTION

Many customers are already utilizing Hylio's systems.

Our customers include family farms, universities, governments, other agtech businesses, and large scale agricultural production companies. Hylio's technology is powerful and flexible enough to fill an important role in nearly every ag-production operation, regardless of size.

KING RANCH | TEXAS A&M AGRILIFE EXTENSION | AgEagle
RiceTec | BECK'S | 21st Century
MITRE | Fertica | MINISTERIO DE AGRICULTURA Y GANADERÍA

Technology & Products

- Robust hardware systems that have logged thousands of real working hours
- Industry-leading software that includes intuitive planning, autonomous fleet control, and artificial intelligence

Regulations

- FAA Part 44807 certifications on aircraft
- One of 39 organizations in the USA that have an FAA Part 137 certification for UAS crop spraying

$1M+

in sales for 2020

55%

Average gross profit margin

356%

Yearly Average Sales Growth

WHAT WE DO

We created a crop-spraying drone system that is extremely easy to use and reliable

Our mission is to make farming easier and more successful for everyone.





POWERFUL HARDWARE

Our systems are efficient, rugged, and reliable. The AgroDrones are simple to deploy; an entire fleet can be up and running in a matter of minutes. Redundant GPS systems and altimetry sensors ensure that the UAS maintain precise routing. Millimeter-wave radars can detect and avoid objects as small as wire fencing.


Onboard Flight Controller
Radio Telemetry
Brushless Rotors
Obstacle Avoidance Radars
Powerful Pump(s)
Electronic flowmeter
Interchangeable Nozzles
RTK Capable GPS
Composite Structure
Smart LiPo Battery
Secured Tank
Customizable Booms
HD FPV Cameras

INTELLIGENT SOFTWARE

Through the AgroSol interface, you can import crop data which is used to automatically generate targeted missions for the AgroDrones. This data can be gathered by tools such as machine learning and multispectral sensors. Producers save time and money by targeting the problem areas with pinpoint accuracy.

EASY PLANNING

Create your own missions OR import prescription maps



Broadcast spray: Great for systemic products



Target the problem areas. Save time and chemicals. Protect the entire field by spraying just a fraction of it.

Fully Autonomous



Upload your mission and then just press, "Takeoff". Let the AgroDrones handle it from there.


*The above graphic is a computer-generated demo of our product.

Obstacle Avoidance

Forward and backwards facing radars capable of detecting obstacles such as trees, fences, wires, etc.

Crop Analysis & Weed ID



Using a combination of cameras, sensors, and artifical intelligence, our platforms can identify weeds and other crop issues; this data is then automatically converted into action plans for the AgroDrones to autonomously treat

Application Reports


AGROSOL

Our backend tracks every single flight the AgroDrones make. Producers can easily search and display data so that they can know exactly where every drop landed. Reports streamline billing and compliance while helping producers to intelligently plan their future crop care applications.

THE BUSINESS MODEL

Turn-key robotic solutions that integrate hardware, software, and services seamlessly.

We offer varied models and pricing structures that fit customer needs

Upfront Purchase

Hylio offers full-stack UAS solutions that are ready to work right out of the box. Thanks to our streamlined manufacturing processes, we can offer competitive pricing on these packages while retaining strong margins for our company. These margins fuel our growth and allow us to maintain our excellent technical support infrastructure. With the upfront purchase of our system, the customer gains lifetime access to our basic AgroSol Ground Control software, but they can also access premium features through tiers of subscription fees (see below). Hylio plans to secure financing and leasing arrangements in order to offer customers more flexibility in their payment methods.



AG-110
Base Price: $16,040.00
Kit Price: $22,000.00



AG-116
Base Price: $20,360.00
Kit Price: $27,000.00



AG-122
Base Price: $28,080.00
Kit Price: $38,000.00

Our UAS kits include everything the customer needs to put the system to work immediately. This includes the aircraft, batteries, chargers, ground station components, tools, and a 1-year manufacturer warranty. Every one of our customers has access to unlimited remote technical support and we offer fast, effective, and affordable physical servicing when needed.

R.a.a.S Robots as a Service

LOW BARRIER TO ENTRY

PAY AS YOU USE

We have begun implementing a R.a.a.S lease-style model in order to further increase the accessibility of our products and widen our market penetration. Our backend is able to track usage of our machines which enables us to intelligently bill customers; they pay more when they use it more and vice versa. This can be useful for customers that prefer operating expenses over capital assets or those that have an acute, short-term need for our solutions. As Hylio's infrastructure expands, we will be able to field a larger fleet of UAS for the RAAS-style offering. Pay rates will vary depending on which model(s) the client is utilizing and which additional software features the client chooses to access (see below).

Recurring Software Revenue

We will soon launch optional, recurring software services that current and future customers can access to enhance their operations. Both customers that purchase up-front, and those on the R.a.a.S model, can access these subscription software services.

Tier 1
Standard: $500/mo.
Basic data limits and functionality of crop reports and analytics.

Tier 2
Advanced: $1000/mo.
Expanded feature access to crop reports, analytics and higher data limits. Access to crop inspection AI tools.

Tier 3
Enterprise: $1500/mo.
Full access to crop reports, analytics, and crop inspection features. Unlimited data cap. Access to expanded collaboration and organizational tools to facilitate enterprise scale usage.

HOW WE ARE DIFFERENT

Hylio has already commercialized its products and has paying users

While other companies in the space rely on 3rd party products for control and mission generation, Hylio owns and develops its core technology in-house. This IP is extremely valuable in a world where effective control of autonomous robotics is becoming increasingly important.

We have already commercialized our products and have paying users whose real-world feedback helps ensure that Hylio products always maintain the edge within the industry.



Hylio's software allows for truly autonomous fleet control from a central computer (laptop, tablets included). Customers of other UAS platforms (such as DJI) frequently report operational issues in the field such as poor GPS connection and crashing software. Hylio designed its systems to work reliably in even the most challenging environments. Hylio's technology does not need the internet to function and can operate in GPS-denied areas if need be.



Customer service is a top priority for Hylio. We ensure that our customers are able to email, call, or video chat a real human being when they have questions or need technical assistance.


hylio

THE VISION

We envision a world where humanity's food production is completely automated

2021-2022 PRODUCT GOALS:

- Expand Machine Learning Tools
- Completely automated charging/filling
- Expand Pest Identification
- Intelligent crop data forecasting





Instead of having to perform dangerous and tedious manual tasks, farmers can focus on strategizing and making creative decisions. Agricultural workers who traditionally performed repetitive, labor-intensive roles can now focus on optimizing and innovating farming practices. We will see an exponential increase in food production worldwide from this explosion of strategic contributions.

WHY INVEST

Hylio has already proven itself as a leader in the precision agriculture revolution

With primarily bootstrapped funding, we have already managed to make tremendous strides in technological development, product design, and commercialization. We plan to use this capital to exponentially accelerate our rate of innovation, allowing more producers to access our solutions, sooner. By continuing to offer game-changing products, technologies, and services, we intend to cement ourselves as a premier provider of critical precision agriculture tools


HYLIO
HYLIO
HYLIO

We hope to generate business with more companies and producers around the world; making us an incredibly resilient and attractive corporate investment. By investing in Hylio, you have a chance to contribute to technology that can have a positive impact on the Earth and its people.

OUR TEAM

A diverse collection of professionals from multiple industries who all contribute valuable perspectives

Not only does our team include technology experts from engineering, computer science, and business backgrounds, but many on our team also have grown up living and working in the ag sector. We have farmers, ranchers, ag-chemical applicators, and agronomists that ensure that our products live up to the needs and desires of the ag production industry.

SOFTWARE DEVELOPERS



Zack Nemeroff



Elijah Kotyluk



Sina Ghodsi



Chris Roberts



Alec Davila



Joshua Petitma



Josh Rabinowitz

ENGINEERS



Edwin Monge



Max Menendez



Rodrigo Orellana



Enrique Guardado



Josue Diaz



Gabriel Salazar

ADVISORS



Jim Love
Beck's Hybrid

Capital Factory
Accelerator Company

Meet Our Team



Arthur Erickson

CEO/Co-Founder

Arthur's intense interest in UAS began when he was studying aerospace engineering at the University of Texas at Austin. While studying, he worked with a research team at UT to deploy drones for disaster prediction/response and transportation optimization. Recognizing the enormous potential of UAS technology, Arthur, and some other UT alumni decided to form Hylio in 2015. In 2017, Arthur applied his experience and passion for UAS by leading Hylio's parcel delivery project in Costa Rica alongside on-demand delivery startup, GoPato. Now Arthur leverages his technical and management experience to lead Hylio as it applies it revolutionizes the global ag-sector.



Nikhil Dixit

CTO/Co-founder

Nikhil Dixit received dual degrees in electrical engineering and computer science from the University of Texas at Austin and went on to receive a master's in computer architecture from UT as well. Nikhil's passion for technology began at a very young age and he began to seriously experiment with UAS software and hardware design while at UT. Nikhil has deep industry experience from his time working as a project leader on artificial intelligence at Nvidia. Since forming Hylio with UT alumni in 2015, Nikhil leads a team of developers and engineers to create game-changing UAS technology for the ag-sector.



Mike Oda

CFO/Co-founder

When he was just 15 years old, Mike Oda began managing many of his family's businesses including wholesale import and distribution of engineering products, a housing development, and Wagyu cattle ranch. While juggling those responsibilities, he received a degree in Finance from the UT Austin McCombs school of business. He formed Hylio alongside fellow UT alumni in 2015 and now applies his wealth of finance knowledge and business management experience to the company as it explosively grows.



Nicholas Nawratil

COO/Co-Founder

Nick Nawratil first began working with UAS when he was studying aerospace engineering at UT Austin. While studying, he started and managed a utilities installation company that serviced the greater Austin area. Nick joined Hylio in 2017 and manages the distribution and production of its technology while also being heavily involved in the product design and implementation.



Elisabeth Veerman

Head of Marketing & Media

Elisabeth graduated from Texas A&M with a degree in environmental geoscience but since graduating, she has honed her skills as an industry expert in marketing, multimedia content generation, and website design. She has successfully launched and maintained marketing campaigns and websites for several companies, including retailers, restaurants, and real estate projects. Elisabeth directs Hylio's marketing and media departments, ensuring that Hylio's technology is able to reach huge audiences.



Salvador Ramirez

Director of Operations

Salvador is a serial entrepeneur with decades of startup ownership and management under his belt. After graduating with an economics degree from ESEN, Salvador started and managed several companies including GetMyFood (on-demand delivery) and DroneX (drone spraying services). Salvador leverages his startup experience, marketing acumen, and managerial skillset to help inform Hylio's sales and product strategies.



Carlos Mercado

Director of Sales

Carlos Mercado graduated from EAP Zamorano with a degree in Agroindustrial Engineering. After graduating, he began working at Grupo Fertica and now serves as a territorial sales manager for them. Carlos uses his deep understanding of the agricultural industry to help ensure that Hylio's products align with real farmers' needs.

Offering Summary

Company : Hylio, Inc.

Corporate Address : 1020 Agnes Road, Richmond, TX 77469

Offering Minimum : $9,999.50

Offering Maximum : $1,069,995.50

Minimum Investment Amount (per investor) : $199.50

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 2,857

Maximum Number of Shares Offered : 305,713

Price per Share : $3.50

Pre-Money Valuation : $35,000,000.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 72 hours and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive an additional 5% bonus shares.

Investment Incentives and Bonuses*

Amount-Based:

$500+

T-Shirt

$1,000+

T-Shirt and Hat

$2,500+

T Shirt & Hat + Access to a Hylio Investor Community Slack Channel; 5% bonus shares

$10,00+

T-Shirt & Hat + Access to a Hylio Investor Community Slack Channel; 10% bonus shares

$75,000+

T-Shirt & Hat + Access to a Hylio Investor Community Slack Channel; 15% bonus shares;15% discount on purchase of Hylio UAS kit OR dinner with a Founder (with travel expenses paid up to a limit of $1,500.00)

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

LEVELS Network, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $3.50 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $385. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Hylio, Inc. to get notified of future updates!

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W Kim C. SE OWNER 66 INVESTMENTS 13 days ago
Hi Arthur, It's been over a month now. So I'm wondering, how is adding the "Reservation perk" coming along? Will we see this soon? Thanks. Blessings

Arthur Erickson - Hylio, Inc. 13 days ago
Hello again,

Actually I talked to StartEngine almost immediately after your original comment and we did decide to move forward with a 5% reservation perk that is only active during the TTW campaign; this perk has been live for at least a few weeks now. This 5% will stack cumulatively with whatever perk discounts you receive during our actual campaign. We are likely to end our TTW campaign and launch our full campaign in ~1 week so now would be the time to reserve if you wanted to get that 5% reserve bonus.

SUDHEER SHREEKANT H. 1 INVESTMENT a month ago
Hi, Seems like a cool product and great to see that you have existing customers. Could you please provide more details on the last years revenues? Also, could you provide more insights on how you decided in the valuation cap of ~35million?

Arthur Erickson - Hylio, Inc. a month ago
Hello Sudheer,

Our revenue last year was just over $1M (which you'll see on our financials when our formal campaign goes live); this was in sales to a wide variety of customers in the US and internationally. As stated in our "Reasons to Invest", our sales have been growing yoy at a rate of 347.25% on average and we are already seeing similarly strong growth in 2021.

The following justify our valuation:
- Strong sales
- widespread market validation
- proprietary technology (software and hardware)
- strategic positioning as the top player in our vertical

Thanks,
Arthur

Michael M. 10 INVESTMENTS a month ago
Hello Team

I am interested in making an investment but have a few questions first.

1. Do you have any Patents for the hardware or software you've made?
2. What is the max weight one drone can carry?
3. How long can one fly before needing to recharge or refuel?
4. How do you plan to use the money you raise?
lastly 5. "and I know this is a Curveball question"

Tell me what sets you apart from the other drone opportunity's on start engine, like Parallel Tech wich im invested in.

Hylio looks nice and it seems like a great idea.

I appreciate your time and the opportunity.

Arthur Erickson - Hylio, Inc. a month ago
Hello Michael,

1. As you probably already know, our software is already protected by copyright law. We do not yet have any finalized patents but we do plan on prioritizing patents starting this year and going forward.
2. It depends on the model. Max thrust for models are as follows:
AG-110: 135 lbs.
AG-116: 202 lbs.
AG-122: 270 lbs.

3. This, of course, depends on the payload. All of our UAS can fly for approximately 50 minutes - 1 hour with no payload. If our UAS were to hover, fully loaded, they would only last about 8 minutes. In practice, our UAS are typically airborne for about 10 - 12 minutes when working; starting with a full payload, spraying it down, and then returning for refill. With all of that being said, it is important to note that for virtually all of our customers, this flight-time is not a limiting factor despite it seeming relatively low. In order to achieve maximum work efficiency, our users are trying to spray product as fast as possible; therefore, the flight-time is not typically a concern.

4. There are several things we will utilize the capital for. To put it briefly, our primary focus is to continue automating the crop care process from start to finish. Our ultimate goal is for humans to only have to make the top-level strategic decisions; everything else about the system should be autonomous. This means further development and refinement of technologies such as sensor-driven weed ID, automated routing/planning, automatic charging of batteries and refilling, and more. We already offer a great product line with proven results; we are aggressively expanding on that with tech advancements that will cement our company as the top choice in precision crop care. We also plan on implementing infrastructure to streamline our production process so that we can continue to meet the rapidly increasing demand that we are seeing.

5. As far as I am aware, there are only two other drone focused companies on StartEngine at this moment, VolAero and Parallel Flight Technologies. VolAero is not very similar to our company; they seem to be specifically targeting data analytics for a number of different industries. Of course, we will utilize data analytics as well but our company's focus is laser focused on revolutionizing the ag production vertical by streamlining and automating precision ag. As for Parallel Flight, we are big fans of what they're doing and advancements in more efficient power systems are only going to help Hylio deliver even more value. We are actually collaborating with Parallel Flight at the moment to explore the feasibility of incorporating their technology onto our systems where appropriate.

Thanks for your time and consideration,
Arthur

W Kim C. SE OWNER 66 INVESTMENTS a month ago
Hi Arthur, I was wondering specifically about "Reservation perks". Many of the startups taking reservation right now are offering a 10% Reservation bonus that will be in addition to (on top of) whatever the other perks offered once the campaign goes live. Have you considered that? Thanks. Blessings,

Arthur Erickson - Hylio, Inc. a month ago
Ah, understood. Thank you for the clarification. I think this is a great idea, I am coordinating with StartEngine now to arrange something like this for our TTW campaign.

W Kim C. SE OWNER 66 INVESTMENTS a month ago
Are you really not offering any perks?... please advise. Thanks. Blessings

Arthur Erickson - Hylio, Inc. a month ago
Hello. We certainly do plan on having plenty of cool perks, however, they are not displayed on this page since this is only the TTW (Testing the Waters) page. We will be launching our formal campaign very soon and you'll see perks on that page.

Thanks,
Arthur

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Pitch Video</u>

Arthur Erickson:
This is the start of an agricultural revolution.

Arthur Erickson:
My name is Arthur Erickson, I'm the CEO and one of the original co-founders of Hylio.

Arthur Erickson:
Humanity is facing this really big problem right now. We need to double our food supply by 2050, according to the UN, if we're to keep up with our rapidly growing population. To do this, we need to completely transform the way that we approach food production. Our technology represents a complete paradigm shift from the old antiquated methods of the past few decades. Farmers have been struggling to keep up using this old technology. Finally, using Hylio's AgroDrones, they have access to a tool that can overcome the challenges that they face. Farmers can now treat their crops with laser precision. This eliminates waste and dramatically improves yields.

Arthur Erickson:
We have worked tirelessly to create an integrated software and harvest solution that's both extremely effective and incredibly intuitive. By using data, farmers can now identify problem areas, generate a targeted response plan, and then unleash a fleet of autonomous drones to go take care of the issue.

Arthur Erickson:
Hylio offers a complete end to end solution.

Nikhil Dixit:
We're approaching this age old problem from a radically new perspective.

Nikhil Dixit:
My name is Nikhil Dixit, I'm the chief technical officer and original co-founding member of Hylio. We are leveraging a combination of high precision sensors, artificial intelligence, and intuitive software. Hylio's platforms are built from the ground up to be completely autonomous. The pilot simply has to upload a mission to the drone through our software, and then simply click the take off button. You don't have to be a pilot or an engineer to use our technology. Anyone can use it. Our platform allows you to fly multiple drones at the same time.

Nikhil Dixit:
Over the past half a decade or so, Hylio's platforms have actually sprayed tens of thousands of acres over multiple countries. We take all this information that we've gathered over the last few years, and we're always cognizant of it, and we're always using it to determine the next best features to add, and the next best tools to add to these farmers toolkits.

Arthur Erickson:
Hylio already has a lot of customers around the world using our platform. We've got corn farmers in the Midwest. We've got melon producers in Honduras. We've got big and small governments, local and federal, and we've got universities doing research with our platforms. Now with your help, we can continue to deliver our game changing technology to the farmers and producers that are working every day, tirelessly, to keep food on our tables. Join us as we help lead the next agricultural revolution.

Agricultural Crop Spraying Drone - Accurate, powerful, reliable Hylio

Speaker 1:
You've got a job to do, and you need equipment that works as hard as you. That's why we've built the AgroDrone. Designed to take your farm to the next level. You can rethink what's possible, go wherever you need to with complete freedom, precise and reliable results without drift. A single AgroDrone can cover up to 24 acres per hour. With the interchangeable nozzle system, you can get the exact type of coverage you need. With its built-in safety features such as automatic power management and obstacle avoidance, the AgroDrone can take on anything. Using our intelligent flight planner and intuitive mapping interface, you control the application, from targeting problem areas to complete blanket coverage. With a fleet of AgroDrones, you can apply hundreds of acres per day. They're always connected, working in perfect harmony. The AgroDrones are completely autonomous. You can leave those controllers at home. Precise applications means that you get precise data. You know exactly where each and every drop landing, helping you plan your next move. We engineer and assemble all of our technology with quality and care right here in the USA. Customer service is our top priority. We've walked the walk, servicing hundreds of farmers in some of the trickiest terrain this world has to offer. That's how we know the AgroDrone can get the job done. It's time to elevate your farm.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

TTW Campaign Page Live: 03/25/2021 to 5/4/2021 @ 3:43PM PT.

Hylio, Inc. is currently in the **Test the Waters Phase** for **Title III** investments.

Hylio, Inc.

Autonomous drones for precision agriculture



Reserve Now

Website | Richmond, TX | AGRICULTURE

Hylio develops and offers innovative drone systems that completely automate precision agriculture processes. Using Hylio's technology, farmers/producers can now apply crop treatments directly to problem areas, allowing farmers to increase yields by addressing pests and deficiencies with more accuracy and efficacy.

Terms

Equity Offering Type	**$35M** Valuation
$3.50 Price per Share	**$196.47** Min. Reservation
Common Shares Offered	**TTW** Offering

RESERVE NOW

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TTW **Reserve shares early** RESERVE NOW

Reasons to Invest

Agricultural Market ($11B by 2025)

2. We have customers across 6 countries, including the Government of El Salvador, Texas A&M, RiceTec, Mitre Corporation, AgEagle, King Ranch, and 21st Century Equipment. Hylio's YoY sales have been growing at a 347.25% average rate since 2019.

3. Hylio has developed revolutionary, proprietary technology assets in-house; including the industry leading drone control software AgroSol



Reserve Shares

Meet Our Team



Arthur Erickson

CEO/Co-Founder

Arthur's intense interest in UAS began when he was studying aerospace engineering at the University of Texas at Austin. While studying, he worked with a research team at UT to deploy drones for disaster prediction/response and transportation optimization. Recognizing the enormous potential of UAS technology, Arthur, and some other UT alumni decided to form Hylio in 2015. In 2017, Arthur applied his experience and passion for UAS by leading Hylio's parcel delivery project in Costa Rica alongside on-demand delivery startup, GoPato. Now Arthur leverages his technical and management experience to lead Hylio as it applies it revolutionizes the global ag-sector.



Nikhil Dixit

CTO/Co-founder

Nikhil Dixit received dual degrees in electrical engineering and computer science from the University of Texas at Austin and went on to receive a master's in computer architecture from UT as well. Nikhil's passion for technology began at a very young age and he began to seriously experiment with UAS software and hardware design while at UT. Nikhil has deep industry experience from his time working as a project leader on artificial intelligence at Nvidia. Since forming Hylio with UT alumni in 2015, Nikhil leads a team of developers and engineers to create game-changing UAS technology for the ag-sector.



Mike Oda

CFO/Co-Founder

When he was just 15 years old, Mike Oda began managing many of his family's businesses including wholesale import and distribution of engineering products, a housing development, and Wagyu cattle ranch. While juggling those responsibilities, he received a degree in Finance from the UT Austin McCombs school of business. He formed Hylio alongside fellow UT alumni in 2015 and now applies his wealth of finance knowledge and business management experience to the company as it explosively grows.



Nicholas Nawratil

COO/Co-Founder

Nick Nawratil first began working with UAS when he was studying aerospace engineering at UT Austin. While studying, he started and managed a utilities installation company that serviced the greater Austin area. Nick joined Hylio in 2017 and manages the distribution and production of its technology while also being heavily involved in the product design and implementation.



Elisabeth Veerman

Head of Marketing & Media

Elisabeth graduated from Texas A&M with a degree in environmental geoscience but since graduating, she has honed her skills as an industry expert in marketing, multimedia content generation, and website design. She has successfully launched and maintained marketing campaigns and websites for several companies, including retailers, restaurants, and real estate projects. Elisabeth directs Hylio's marketing and media departments, ensuring that Hylio's technology is able to reach huge audiences.

Offering Summary

Company :	Hylio, Inc.
Corporate Address :	1020 Agnes Road, Richmond, TX 77469
Offering Minimum :	$9,999.50
Offering Maximum :	$1,069,995.50
Minimum Investment Amount (per investor) :	$196.47

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	2,857
Maximum Number of Shares Offered :	305,713
Price per Share :	$3.50
Pre-Money Valuation :	$35,000,000.00

*Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.

Any bonus shares received by an investor as a result of making a reservation in this Testing the Waters campaign and subsequently investing in an offering by the Company will be in addition to any bonus shares offered during the Company's live offering. For example, if we offer 5% bonus shares for making a reservation in this Testing the Waters ("TTW") campaign, and then an investor completes an investment in our live offering, and the live offering has an additional 10% bonus you are eligible for, you will receive both bonuses combined as a percentage of your original investment amount. If you purchase 100 shares, you will receive 115 shares total in the live offering (100 (original investment) + 5 (5% bonus shares from your TTW reservation) + 10 (10% bonus shares from the live offering perk).

TTW Reservation Perks^

Reserve during the Test The Waters offering and receive 5% Bonus Shares. The reservation perks are in addition to company specific perks while the campaign is live.

The Company may provide additional perks based on different criteria if and when the offering campaign becomes live.

The Company will not incur any irregular use of proceeds.

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Comments (10 total)

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W Kim Colich SE OWNER 65 INVESTMENTS 7 days ago

Hi Arthur, It's been over a month now. So I'm wondering, how is adding the "Reservation perk" coming along? Will we see this soon? Thanks. Blessings

Arthur Erickson - Hylio, Inc. 7 days ago

Hello again,

Actually I talked to StartEngine almost immediately after your original comment and we did decide to move forward with a 5% reservation perk that is only active during the TTW campaign: this perk has been live for at least a few weeks now. This 5% will stack cumulatively with whatever perk discounts you receive during our actual campaign. We are likely to end our TTW campaign and launch our full campaign in ~1 week so now would be the time to reserve if you wanted to get that 5% reserve bonus.

SUDHEER SHREEKANT HEGDE 1 INVESTMENT a month ago

Hi, Seems like a cool product and great to see that you have existing customers. Could you please provide more details on the last years revenues? Also, could you provide more insights on how you decided in the valuation cap of ~35million?

Arthur Erickson - Hylio, Inc. a month ago

Hello Sudheer,

Our revenue last year was just over $1M (which you'll see on our financials when our formal campaign goes live): this was in sales to a wide variety of customers in the US and internationally. As stated in our "Reasons to Invest", our sales have been growing yoy at a rate of 347.25% on average and we are already seeing similarly strong growth in 2021.

The following justify our valuation:
- Strong sales
- widespread market validation
- proprietary technology (software and hardware)
- strategic positioning as the top player in our vertical

Thanks,
Arthur

Michael Magargal 10 INVESTMENTS a month ago

Hello Team

I am interested in making an investment but have a few questions first.

1. Do you have any Patents for the hardware or software you've made?
2. What is the max weight one drone can carry?
3. How long can one fly before needing to recharge or refuel?
4. How do you plan to use the money you raise?
lastly 5. "and I know this is a Curveball question"

Tell me what sets you apart from the other drone opportunity's on start engine, like Parallel Tech wich im invested in.

Hylio looks nice and it seems like a great idea.

I appreciate your time and the opportunity.

Arthur Erickson - Hylio, Inc. a month ago

Hello Michael,

1. As you probably already know, our software is already protected by copyright law. We do not yet have any finalized patents but we do plan on prioritizing patents starting this year and going forward.
2. It depends on the model. Max thrust for models are as follows:
AG-110: 135 lbs.
AG-116: 202 lbs.
AG-122: 270 lbs.

3. This, of course, depends on the payload. All of our UAS can fly for approximately 50 minutes - 1 hour with no payload. If our UAS were to hover, fully loaded, they would only last about 8 minutes. In practice, our UAS are typically airborne for about 10 - 12 minutes when working: starting with a full payload, spraying it down, and then returning for refill. With all of that being said, it is important to note that for virtually all of our customers, this flight-time is not a limiting factor despite it seeming relatively low. In order to achieve maximum work efficiency, our users are trying to spray product as fast as possible; therefore, the flight-time is not typically a concern.

4. There are several things we will utilize the capital for. To put it briefly, our primary focus is to continue automating the crop care process from start to finish. Our ultimate goal is for humans to only have to make the top-level strategic decisions; everything else about the system should be autonomous. This means further development and refinement of technologies such as sensor-driven weed ID, automated routing/planning, automatic charging of batteries and refilling, and more. We already offer a great product line with proven results; we are aggressively expanding on that with tech advancements that will cement our company as the top choice in precision crop care. We also plan on implementing infrastructure to streamline our production process so that we can continue to meet the rapidly increasing demand that we are seeing.

5. As far as I am aware, there are only two other drone focused companies on StartEngine at this moment, VolAero and Parallel Flight Technologies. VolAero is not very similar to our company; they seem to be specifically targeting data analytics for a number of different industries. Of course, we will utilize data analytics as well but our company's focus is laser focused on revolutionizing the ag production vertical by streamlining and automating precision ag. As for Parallel Flight, we are big fans of what they're doing and advancements in more efficient power systems are only going to help Hylio deliver even more value. We are actually collaborating with Parallel Flight at the moment to explore the feasibility of incorporating their technology onto our systems where appropriate.

Thanks for your time and consideration.
Arthur

W Kim Colich SE OWNER 65 INVESTMENTS a month ago

Hi Arthur. I was wondering specifically about "Reservation perks". Many of the startups taking reservation right now are offering a 10% Reservation bonus that will be in addition to (on top of) whatever the other perks offered once the campaign goes live. Have you considered that? Thanks. Blessings,

Arthur Erickson - Hylio, Inc. a month ago

Ah, understood. Thank you for the clarification. I think this is a great idea. I am coordinating with StartEngine now to arrange something like this for our TTW campaign.

W Kim Colich SE OWNER 65 INVESTMENTS a month ago

Are you really not offering any perks?... please advise. Thanks. Blessings

Arthur Erickson - Hylio, Inc. a month ago

Hello. We certainly do plan on having plenty of cool perks, however, they are not displayed on this page since this is only the TTW (Testing the Waters) page. We will be launching our formal campaign very soon and you'll see perks on that page.

Thanks,
Arthur

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Hylio

April 2 ·

Join the next Agriculture Revolution.

Hylio develops proprietary drone hardware & software to disrupt the multibillion dollar precision agriculture market.

The Agrodrone platform has sprayed thousands of acres across 6 countries. Engineered from the ground up to reduce chemicals, improve productivity, and empower farmers.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.


Autonomous Drones for Precision Agriculture
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Autonomous Drones for Precision Agriculture

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Join the next Agriculture Revolution